

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

November 1, 2007

Mr. Ronald P. McFadden
Chief Financial Officer
Zones, Inc.
1102 15th Street SW, Suite 102
Auburn, Washington 98001-6509

> **Re:** **Zones, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2007 and June 30, 2007**
> **File No. 0-28488**

Dear Mr. McFadden:

We have reviewed your response dated September 12, 2007 to our comment letter dated August 14, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 32

1. We reviewed your response to comment two in our letter dated August 14, 2007. Since the classification error is quantitatively material relative to both cash flows from operating activities and cash flows from financing activities, we believe you should restate your financial statements for the three years ended December 31, 2006 and for the quarterly periods ended March 31, 2007 and June 30, 2007. We do not believe that the qualitative considerations enumerated in your letter support a conclusion that this quantitatively large revision is immaterial.

Notes to Consolidated Financial Statements, page 33

Note 2. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

2.   We reviewed your response to comment three in our letter dated August 14, 2007. Please clarify for us the nature of your third party services recorded on a gross basis versus those services recorded on a net basis. While you indicate in your most recent response that you record third-party service revenues at gross sales amounts, your proposed revised recognition policy, provided in response to comment six in your letter dated July 26, 2007, indicates that third party services, such as software maintenance contracts, software agency fees and extended warranties, are recorded on a net basis. In this regard, please further revise your disclosure to clarify your revenue recognition policy as it relates to third-party services and show us your revisions.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief